August 9, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Catherine De Lorenzo

Re:	Iroquois Valley Farmland REIT, PBC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 4
Filed July 30, 2024
File No. 024-11881

Dear Ms. De Lorenzo:

This letter is being submitted on behalf of Iroquois Valley Farmland REIT, PBC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Qualification Amendment to the Company’s Offering Statement on Form 1-A, as most recently amended and submitted on July 30, 2024 (the “Amendment No. 4”), as set forth in your letter dated August 6, 2024 addressed to Mr. Chris Zuehlsdorff, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing a revised Post-Qualification Amendment to the Offering Statement on Form 1-A (“Amended Offering Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments and the responses refer to Amendment No. 4.

The responses provided herein are based upon information provided to Gundzik Gundzik Heeger LLP by the Company.

Management Compensation, page 113

1.   We note the revisions made in response to prior comment 2, adding the discretionary bonus equity award in the all other compensation column. However, the issuance of the equity award was a bonus and should be reflected in the bonus column, as required by Item 402(n)(2)(iv) of Regulation S-K. In addition, we note the equity award to Mr. Ambriole that was also included in the all other compensation column. Such award should be included in the stock awards or option awards, depending upon the type of equity, as required by Item 402(n)(2)(v) and (vi). Please revise.

Response: The Company has revised these tables in response to this comment.

Exhibits

2.   Please file a revised legal opinion to address the legality of the securities covered by the offering statement and whether they will when sold, be legally issued, fully paid and nonassessable. See Item 17(12) of Form 1-A. Please also revise to add back the consent as required by Item 17(11)(a) of Form 1-A.

Response: We have included these exhibits with Amendment No. 4.

General

3.   Please update the offering circular. For instance, we note on page 100 that a number of the lines of credit you have provided have reached the maturity date but the disclosure has not reflected whether these have been repaid or extended.

Response: We have done so. For example, in addition to updating the line of credit detail on page 100, we have updated the offering circular to reflect the Company’s revised board committees and the transition of David E. Miller from Director to (non-voting) Emeritus Director.

Please do not hesitate to contact me by phone (213-542-2122) or e-mail (brett.heeger@gghllp.com) if you have any questions. Thank you.

Very truly yours,

Gundzik Gundzik Heeger LLP

By: /s/ Brett Heeger
       Brett Heeger, Partner

cc:	Via E-mail

Chris Zuehlsdorff, Chief Executive Officer

Iroquois Valley Farmland REIT, PBC

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